UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File No. 333-128462

Goodman Global Holdings, Inc.

Goodman Appliance Holding Company, as guarantor

Goodman Canada, L.L.C. , as guarantor

Goodman Company, L.P. , as guarantor

Goodman Distribution, Inc. , as guarantor

Goodman Holding Company, as guarantor

Goodman Holding Company, L.L.C. , as guarantor

Goodman II Holdings Company, L.L.C. , as guarantor

Goodman Manufacturing I LLC, as guarantor

Goodman Manufacturing II LLC, as guarantor

Goodman Manufacturing Company, L.P. , as guarantor

Goodman Sales Company, as guarantor

Nitek Acquisition Company, L.P. , as guarantor

Pioneer Metals Inc. , as guarantor

Quietflex Holding Company, as guarantor

Quietflex Manufacturing Company, L.P. , as guarantor

(Exact name of registrant as specified in its charter)

2550 North Loop West, Suite 400

Houston, Texas 77092

(713) 861-2500

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

7 7/8% Series B Senior Subordinated Notes due 2012

(and the guarantees thereof)

Series B Senior Floating Rate Notes due 2012

(and the guarantees thereof)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

7 7/8% Series B Senior Subordinated Notes due 2012 (and the guarantees thereof)	51
Series B Senior Floating Rate Notes due 2012 (and the guarantees thereof)	35

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Goodman Global Holdings, Inc., Goodman Appliance Holding Company, Goodman Canada, L.L.C., Goodman Company, L.P., Goodman Distribution, Inc., Goodman Holding Company, Goodman Holding Company, L.L.C., Goodman II Holdings Company, L.L.C., Goodman Manufacturing I LLC, Goodman Manufacturing II LLC, Goodman Manufacturing Company, L.P., Goodman Sales Company, Nitek Acquisition Company, L.P., Pioneer Metals Inc., Quietflex Holding Company, Quietflex Manufacturing Company, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Global Holdings, Inc.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Appliance Holding Company

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Canada, L.L.C.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Holding Company, in its capacity as the general partner of Goodman Company, L.P.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Distribution, Inc.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Holding Company

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Holding Company, L.L.C.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman II Holdings Company, L.L.C.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Manufacturing I LLC

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Manufacturing II LLC

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Holding Company, in its capacity as the general partner of Goodman Manufacturing Company, L.P.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Sales Company

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Goodman Holding Company, in its capacity as the general partner of Nitek Acquisition Company, L.P.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Pioneer Metals Inc.

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Quietflex Holding Company

Dated: May 4, 2007	By:	/s/ Lawrence M. Blackburn
	Name:	Lawrence M. Blackburn
	Title:	Executive Vice President and Chief Financial Officer of Quietflex Holding Company, in its capacity as the general partner of Quietflex Manufacturing Company, L.P.